PROSPECTUS SUPPLEMENT NO. 3	Filed Pursuant to Rule 424(b)(3)
(To the Prospectus dated January 23, 2026)	Registration No. 333-292713

SUNPOWER INC.

Up to 48,521,163 Shares of Common Stock

This prospectus supplement supplements the prospectus dated January 23, 2026 (as amended or supplemented, the “prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-292713). This prospectus supplement is being filed to update and supplement the information in the prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 5, 2026 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The prospectus and this prospectus supplement relate to the potential offer and sale of up to 48,521,163 shares of our common stock, par value $0.0001 per share (the “common stock”), by White Lion Capital, LLC (“White Lion” or the “Selling Securityholder”).

The shares of common stock to which the prospectus and this prospectus supplement relate may be issued to White Lion pursuant to the Common Stock Purchase Agreement dated July 16, 2024 between us and White Lion, as amended by Amendment No. 1 to the Common Stock Purchase Agreement dated July 24, 2024, Amendment No. 2 to the Common Stock Purchase Agreement dated August 14, 2024, and Amendment No. 3 to the Common Stock Purchase Agreement dated January 11, 2026 (as amended, the “White Lion Purchase Agreement”), establishing an equity line of credit. Such shares of our common stock include up to 48,521,163 shares of common stock that we may elect, in our sole discretion, to issue and sell to White Lion from time to time during the commitment period under the White Lion Purchase Agreement. See “The White Lion Transaction” and “Selling Securityholder” in the prospectus for more information regarding the White Lion Purchase Agreement and the Selling Securityholder.

The actual number of shares of our common stock issuable to White Lion will vary depending on the then-current market price of shares of our common stock sold to the Selling Securityholder under the White Lion Purchase Agreement and are subject to the further limitations set forth in the White Lion Purchase Agreement.

We are not selling any securities under the prospectus or this prospectus supplement and will not receive any of the proceeds from the sale of shares of common stock by the Selling Securityholder. However, we may receive proceeds of up to approximately $48.5 million from the sale of our common stock to the Selling Securityholder pursuant to the White Lion Purchase Agreement after the date of the prospectus (assuming the shares are sold at a price of $1.00 per share). The actual proceeds from White Lion under the White Lion Purchase Agreement may be less than this amount depending on the number of shares of our common stock sold and the price at which the shares of our common stock are sold.

The Selling Securityholder may sell or otherwise dispose of the shares of common stock described in the prospectus in a number of different ways and at varying prices. See “Plan of Distribution” in the prospectus for more information about how the Selling Securityholder may sell or otherwise dispose of the shares of common stock being registered pursuant to the prospectus. The Selling Securityholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended.

The Selling Securityholder will pay all brokerage fees and commissions and similar expenses attributable to the sales of common stock by it. We will pay the expenses (except brokerage fees and commissions and similar expenses) incurred in registering the shares of common stock offered by the prospectus, including legal and accounting fees. See “Plan of Distribution” in the prospectus.

Our common stock and our public warrants are listed on The Nasdaq Stock Market under the symbols “SPWR” and “SPWRW,” respectively. On February 4, 2026, the last reported sales price of our common stock was $1.59 per share, and the last reported sales price of our public warrants was $0.27 per public warrant.

This prospectus supplement should be read in conjunction with the prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The prospectus and this prospectus supplement comply with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 8 of the prospectus, and under similar headings in any amendments or supplements to the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated February 5, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 2, 2026

SunPower Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40117	93-2279786
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

45700 Northport Loop East, Fremont, CA	94538
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (510) 270-2507

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	SPWR	The Nasdaq Global Market

Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	SPWRW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 5.02.	Departure of Directors of Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Jeanne Nguyen Resignation

On February 2, 2026, Jeanne Nguyen resigned from her position as interim Chief Financial Officer of SunPower Inc. (the “Company”). Ms. Nguyen will continue to serve as the Company’s Chief Accounting Officer.

Appointment of Chief Financial Officer and Principal Financial Officer

The Company appointed Wendell Laidley as the Company’s Chief Financial Officer and Principal Financial Officer, effective February 2, 2026.

Mr. Laidley, age 56, has more than 30 years of finance and accounting experience. Before joining the Company, Mr. Laidley served as chief financial officer of Lumio from May 2021 until August 2022. Mr. Laidley also served as CFO of Life360 from February 2019 to July 2020. Prior to that, Mr. Laidley held various finance and accounting positions, including with Big Switch Networks, AppDynamics, RS Investments, Credit Suisse First Boston and Deutsche Bank.

On February 1, 2026, the Company entered into an offer letter (the “Offer Letter”) with Mr. Laidley in connection with his employment as Chief Financial Officer. Pursuant to the Offer Letter, Mr. Laidley will have an annual base salary of $400,000 and an annual target bonus opportunity of 50% of his base salary. Mr. Laidley will be granted 1,200,000 restricted stock units (“RSUs”), of which the first 20% will be subject to a 12-month “cliff” vesting provision and with the remainder vesting ratably on an annual basis over the course of the following four years. The foregoing description of the Offer Letter is only a summary and is qualified in its entirety by the full text of the Offer Letter, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K.

No arrangement or understanding exists between Mr. Laidley and any other person pursuant to which Mr. Laidley was selected to serve as the Company’s Chief Financial Officer and its Principal Financial Officer.

There are no family relationships between Mr. Laidley and any director or executive officer of the Company that would be required to be disclosed pursuant to Item 401(d) of Regulation S-K, and there are no transactions involving Mr. Laidley that would be required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description
10.1	Offer Letter between SunPower Inc. and Wendell Laidley.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SunPower Inc.
Dated: February 5, 2026
	By:	/s/ Thurman J. Rodgers
Thurman J. Rodgers
Chief Executive Officer

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